SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Twinlab Consolidated Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

901773 101

(CUSIP Number)

David L. Van Andel

3133 Orchard Vista Drive SE

Grand Rapids, MI 49546

Telephone (616) 234-5355

(Name, Address and Telephone Number of Person Authorized to Received Notices

and Communications)

June 2, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box /__/.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 901773 101

1)	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

David L. Van Andel

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a)  ☒

(b)  ☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6)	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF	7)	SOLE VOTING POWER
SHARES		74,913,718
BENEFICIALLY	8)	SHARED VOTING POWER
OWNED BY		0
EACH	9)	SOLE DISPOSITIVE POWER
REPORTING		74,913,718
PERSON WITH	10)	SHARED DISPOSITIVE POWER
		0

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

74,913,718

12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

30.4(1)

14)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

(1)	Based on 226,531,917 shares outstanding at June 2, 2015.

2

SCHEDULE 13D

CUSIP No. 901773 101

1)	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Little Harbor LLC

47-1196982

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a)  ☒

(b)  ☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS (SEE INSTRUCTIONS)

SC, 00

5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6)	CITIZENSHIP OR PLACE OF ORGANIZATION

Nevada

NUMBER OF	7)	SOLE VOTING POWER
SHARES		33,168,948
BENEFICIALLY	8)	SHARED VOTING POWER
OWNED BY		0
EACH	9)	SOLE DISPOSITIVE POWER
REPORTING		33,168,948
PERSON WITH	10)	SHARED DISPOSITIVE POWER
		0

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

33,168,948

12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.4(1)

14)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

00

(1)	Based on 226,531,917 shares outstanding at June 2, 2015.

3

SCHEDULE 13D

CUSIP No. 901773 101

1)	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

David L. Van Andel Trust u/a dated November 30, 1993

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a)  ☒

(b)  ☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6)	CITIZENSHIP OR PLACE OF ORGANIZATION

Michigan

NUMBER OF	7)	SOLE VOTING POWER
SHARES		34,791,814
BENEFICIALLY	8)	SHARED VOTING POWER
OWNED BY		0
EACH	9)	SOLE DISPOSITIVE POWER
REPORTING		34,791,814
PERSON WITH	10)	SHARED DISPOSITIVE POWER
		0

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

34,791,814

12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.3(1)

14)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

00

(1) Based on 226,531,917 shares outstanding at June 2, 2015.

4

SCHEDULE 13D

CUSIP No. 901773 101

1)	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Great Harbor LLC

45-3589968

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a)  ☒

(b)  ☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6)	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF	7)	SOLE VOTING POWER
SHARES		6,952,956
BENEFICIALLY	8)	SHARED VOTING POWER
OWNED BY		0
EACH	9)	SOLE DISPOSITIVE POWER
REPORTING		6,952,956
PERSON WITH	10)	SHARED DISPOSITIVE POWER
		0

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,952,956

12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.1(1)

14)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

00

(1) Based on 226,531,917 shares outstanding at June 2, 2015.

5

David L. Van Andel, Little Harbor LLC, the David L. Van Andel Trust u/a dated November 30, 1993 (the “VA Trust”) and Great Harbor LLC hereby amend and supplement the Statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on September 25, 2014, as amended by Amendment No. 1 filed with the SEC on November 18, 2014 (the “Statement”) as follows:

This Statement relates to the common stock, par value $0.001 per share (“Common Stock”), of Twinlab Consolidated Holdings, Inc., a Nevada corporation formerly named Mirror Me, Inc. (the “Company”). The Company's principal executive offices are located at 632 Broadway, New York, New York 10012.

“Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Statement is hereby amended by adding the following text as the last paragraph thereof:

“On June 2, 2015, the VA Trust purchased 3,289,474 shares of Common Stock at a purchase price of $0.76 per share or an aggregate price of $2,500,000.24 in a private transaction using personal funds of the Trust (the “VA Purchase”). In addition, Mr. Van Andel surrendered to the Company for cancellation that certain warrant, dated September 5, 2014, that had provided Mr. Van Andel the right to acquire an aggregate of 5,592,105 shares of Common Stock at $0.76 per share.

As part of the VA Purchase, the Company issued to the VA Trust two warrants to purchase shares of Common Stock. Pursuant to the first warrant (the “First Trust Warrant”), the VA Trust has the right to acquire an aggregate 3,289,474 shares of Common Stock at a price of $0.01 per share. In addition to adjustments on terms and conditions customary for a transaction of this nature in the event of (i) reorganization, recapitalization, stock split-up, combination of shares, mergers, consolidations and (ii) sale of all or substantially all of the Company’s assets or property, the number of shares of Common Stock issuable pursuant to the First Trust Warrant shall be adjusted as follows: In the event that 50% of the Fair Market Value (as defined in the First Trust Warrant) of the Common Stock (i) in a private placement by the Company completed prior to December 31, 2018 (but excluding certain specified placements), (ii) as of December 31, 2018, or (iii) on the date of any partial or whole exercise of the First Trust Warrant prior to December 31, 2018, is less than $0.385 per share, then in each case the existing Current Holder’s Equity Interest (as defined in the First Trust Warrant) applicable to the First Trust Warrant at such time (or in the case of a partial exercise, then with respect to the number of shares so exercised) shall increase (but not decrease) to a new Current Holder’s Equity Interest pursuant to the following formula: New Holder’s Equity Interest = [(2 x Existing Current Holder’s Equity Interest) x ($0.385 ÷ 50% of FMV)] – Existing Current Holder’s Equity Interest.

Pursuant to the second warrant (the “Second Trust Warrant”), the VA Trust has the right to acquire an aggregate 12,987,012 shares of Common Stock at a price of $0.385 per share. In addition to adjustments on terms and conditions customary for a transaction of this nature in the event of (i) reorganization, recapitalization, stock split-up, combination of shares, mergers, consolidations and (ii) sale of all or substantially all of the Company’s assets or property, the exercise price shall be subject to decrease (but not increase) as follows: In the event that prior to the September 30, 2017 expiration date, the Company completes a private placement of Common Stock (other than certain specified placements) and 50% of the Fair Market Value (as defined in the Second Trust Warrant) of such private placement is less than $0.385 per share, then the exercise price of the Second Trust Warrant shall automatically on such date be decreased (but not increased) to 50% of the Fair Market Value of such private placement. In the event the VA Trust exercises the Second Trust Warrant in whole or in part prior to the expiration date and 50% of the Fair Market Value on the date of such exercise is less than $0.385 per share (or in the event that the exercise price has previously been decreased in accordance with the immediately preceding sentence, less than the exercise price following such adjustment), then the exercise price shall be adjusted to 50% of such Fair Market Value for the shares so exercised.

6

On June 2, 2015, LH purchased 3,289,474 shares of Common Stock at a purchase price of $0.76 per share or an aggregate price of $2,500,000.24 in a private transaction (the “LH Purchase”). LH delivered to the Company the purchase price for the shares in the form of LH’s irrevocable agreement to accept the shares issued by the Company in lieu of $2,500,000.24 worth of periodic payments otherwise due LH under that certain Debt Repayment Agreement, dated as of July 31, 2014, by and between LH and the Company’s subsidiary Twinlab Holdings, Inc. As part of the LH Purchase, the Company issued to LH a warrant to acquire an aggregate 3,289,474 shares of Common Stock at a price of $0.01 per share (the “LH Warrant”). In addition to adjustments on terms and conditions customary for a transaction of this nature in the event of (i) reorganization, recapitalization, stock split-up, combination of shares, mergers, consolidations and (ii) sale of all or substantially all of the Company’s assets or property, the number of shares of Common Stock issuable pursuant to the LH Warrant shall be adjusted as follows: In the event that 50% of the Fair Market Value (as defined in the LH Warrant) of the Common Stock (i) in a private placement by the Company completed prior to December 31, 2018 (but excluding certain specified placements), (ii) as of December 31, 2018, or (iii) on the date of any partial or whole exercise of the LH Warrant prior to December 31, 2018, is less than $0.385 per share, then in each case the existing Current Holder’s Equity Interest (as defined in the LH Warrant) applicable to the LH Warrant at such time (or in the case of a partial exercise, then with respect to the number of shares so exercised) shall increase (but not decrease) to a new Current Holder’s Equity Interest pursuant to the following formula: New Holder’s Equity Interest = [(2 x Existing Current Holder’s Equity Interest) x ($0.385 ÷ 50% of FMV)] – Existing Current Holder’s Equity Interest.”

“Item 5. Interest in Securities of the Issuer.

Item 5(a) of the Statement is hereby amended by deleting the existing text and inserting the following text in its stead:

“(a) Van Andel beneficially owns (as defined by Rule 13d-3 under the Act) 74,913,718 shares, or 30.4% of the shares, of Common Stock outstanding as of June 2, 2015. Of such shares, (i) 3,289,474 shares are issuable pursuant to the First Trust Warrant; (ii) 12,987,012 shares are issuable pursuant to the Second Trust Warrant; and (iii) 3,289,474 shares are issuable pursuant to the LH Warrant. LH beneficially owns (as defined by Rule 13d-3 under the Act) 33,168,948 shares, or 14.4% of the shares, of Common Stock outstanding as of June 2, 2015. Of such shares, 3,289,474 are issuable pursuant to the LH Warrant. The VA Trust beneficially owns (as defined by Rule 13d-3 under the Act) 34,791,814 shares, or 14.3% of the shares, of Common Stock outstanding as of June 2, 2015. Of such shares, (i) 3,289,474 shares are issuable pursuant to the First Trust Warrant and (ii) 12,987,012 shares are issuable pursuant to the Second Trust Warrant. GH beneficially owns (as defined by Rule 13d-3 under the Act) 6,952,956 shares, or 3.12% of the shares, of Common Stock outstanding as of June 2, 2015. By virtue of his being the (i) Manager of LH; (ii) Trustee of the VA Trust and (iii) Manager of GH, Van Andel is deemed to beneficially own the shares of Common Stock owned by LH, the VA Trust and GH. Notwithstanding the foregoing, Van Andel disclaims beneficial ownership of the shares of Common Stock held by LH that would exceed his percentage interests in LH.”

Item 5(b) of the Statement is hereby amended by deleting the existing text and inserting the following text in its stead:

“(b) Van Andel has sole power to vote or to direct the vote of 74,913,718 shares of Common Stock directly and, indirectly, through his being the (i) Manager of LH; (ii) Trustee of the VA Trust and (iii) Manager of GH. LH has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of 33,168,948 shares of Common Stock. The VA Trust has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of 34,791,814 shares of Common Stock. GH has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of 6,962,956 shares of Common Stock.”

7

Item 5(c) of the Statement is hereby amended by deleting the existing text and inserting the following text in its stead:

“(c) Except for the transactions described in Item 3 of this Amendment No. 2, none of Van Andel, LH, the VA Trust or GH effected any transaction in the Common Stock during the past sixty days.””

“Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Statement is hereby amended by adding the following language as and for the next to last paragraph thereof:

“The (i) 3,289,474 shares of Common Stock and (ii) warrants to purchase an aggregate of 16,276,486 shares of Common Stock being reported as acquired by the VA Trust were purchased pursuant to a Stock Purchase Agreement, dated as of June 2, 2015, by and between Twinlab Consolidated Holdings, Inc. and David L. Van Andel Trust under Trust Agreement dated November 30, 1993. The (i) 3,289,474 shares of Common Stock and (ii) warrant to purchase an aggregate of 3,289,474 shares of Common Stock being reported as acquired by LH were purchased pursuant to a Stock Purchase Agreement, dated as of June 2, 2015, by and between Twinlab Consolidated Holdings, Inc. and Little Harbor, LLC.

Other than the Agreements described in Item 3 and Item 6 of this Statement, as amended, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Van Andel, LH, the VA Trust, GH and any other person with respect to any securities of the Company.””

“Item 7. Material To Be Filed As Exhibits.

Item 7 of the Statement is hereby amended by adding the following Exhibits thereto:

Exhibit 6	Stock Purchase Agreement, dated as of June 2, 2015, by and between
Twinlab Consolidated Holdings, Inc. and David L. Van Andel Trust under
Trust Agreement dated November 30, 1993 (Incorporated by reference to
Exhibit 10.61 to the Company’s Current Report on Form 8-K filed with the SEC on June 8, 2015).

Exhibit 7	Warrant, dated June 2, 2015, by and between Twinlab Consolidated
Holdings, Inc. and the David L. Van Andel Trust, under Trust Agreement dated November 30, 1993 (Incorporated by reference to Exhibit 10.62 to the Company’s Current Report on Form 8-K filed with the SEC on June 8,
2015).

Exhibit 8	Warrant, dated June 2, 2015, by and between Twinlab Consolidated
Holdings, Inc. and the David L. Van Andel Trust, under Trust Agreement dated November 30, 1993 (Incorporated by reference to Exhibit 10.63 to the Company’s Current Report on Form 8-K filed with the SEC on June 8,
2015).

Exhibit 9	Stock Purchase Agreement, dated as of June 2, 2015, by and between
Twinlab Consolidated Holdings, Inc. and Little Harbor, LLC.
(Incorporated by reference to Exhibit 10.64 to the Company’s Current
Report on Form 8-K filed with the SEC on June 8, 2015).

Exhibit 10	Warrant, dated June 2, 2015, by and between Twinlab Consolidated
Holdings, Inc. and Little Harbor, LLC. (Incorporated by reference to
Exhibit 10.65 to the Company’s Current Report on Form 8-K filed with the SEC on June 8, 2015).

8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 15, 2015

/s/ David L. Van Andel
David L. Van Andel

9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 15, 2015

LITTLE HARBOR LLC

By:	/s/ David L. Van Andel
David L. Van Andel
Manager

10

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 15, 2015

/s/ David L. Van Andel
David L. Van Andel, as Trustee of the David L. Van
Andel Trust u/a dated November 30, 1993

11

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 15, 2015

GREAT HARBOR LLC

By:	/s/ David L. Van Andel
David L. Van Andel
Manager

12